FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period 2 February 2007 to 20 February 2007
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
FORM 6-K: TABLE OF CONTENTS
99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – K G Hanna, 9 February 2007

99.2	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – H Blanks, S J Driver, G Cassagne, D Macnair, M Shattock and H Udow, 9 February 2007

99.3	Cadbury Schweppes appoints Ellen Marram as Non-Executive Director – 16 February 2007

99.4	Preliminary Results announcement – 20 February 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

  /s/ John Mills

                    (Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	20 February 2007

Exhibit 99.1
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(iii)

3.	Name of person discharging managerial responsibilities/director KENNETH GEORGE HANNA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

			N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
			ORDINARY SHARES OF 12.5P EACH
	DIRECTOR’S OWN HOLDING

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them KENNETH GEORGE HANNA 250,000 BANK OF NEW YORK NOMINEES LTD A/C 491846 248,359 HSDL NOMINEES LTD A/C SIP 926	8.	State the nature of the transaction

			ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 24	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
			N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
			N/A

13.	Price per share or value of transaction	14.	Date and place of transaction

	£5.79		5 FEBRUARY 2007

			LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction 8 FEBRURY 2007

	499,309
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised

			N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number)
			N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY
020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 9 FEBRUARY 2007

Exhibit 99.2
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
Acquisition of Shares by Persons Discharging Managerial Responsibility
The Company was notified on 8 February 2007 that on 5 February 2007, Hester Blanks acquired 24 ordinary shares in the capital of the Company for £5.79 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.
The Company was also notified on 9 January 2007 that on 2 October 2006, Hester Blanks acquired 1,464 ordinary shares in the capital of the Company with an exercise price of £4.472 through a grant of options under the Company’s All–Employee Savings Related Share Option Scheme 1982, exercisable between 1 February 2010 and 31 July 2012.
The Company was notified on 8 February 2007 that on 5 February 2007, Steve Driver acquired 24 ordinary shares in the capital of the Company for £5.79 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.
The Company was notified on 2 February 2007 that on 1 September 2006, Gil Cassagne acquired 1,640 ordinary shares in the capital of the Company (held as 410 American Depository Receipts (“ADRs”)) with an exercise price of $36.54 per ADR through a grant of options under the Company’s US Employees Share Option Plan 2005, exercisable between 20 October 2008 and 24 October 2008.
The Company was notified on 2 February 2007 that on 1 September 2006, David Macnair acquired 1,092 ordinary shares in the capital of the Company (held as 273 ADRs) with an exercise price of $36.54 per ADR through a grant of options under the Company’s US Employees Share Option Plan 2005, exercisable between 20 October 2008 and 24 October 2008.
The Company was notified on 2 February 2007 that on 1 September 2006, Matthew Shattock acquired 1,640 ordinary shares in the capital of the Company (held as 410 ADRs) with an exercise price of $36.54 per ADR through a grant of options under the Company’s US Employees Share Option Plan 2005, exercisable between 20 October 2008 and 24 October 2008.
The Company was notified on 2 February 2007 that on 1 September 2006, Henry Udow acquired 1,092 ordinary shares in the capital of the Company (held as 273 ADRs) with an exercise price of $36.54 per ADR through a grant of options under the Company’s US Employees Share Option Plan 2005, exercisable between 20 October 2008 and 24 October 2008.

These announcements are made following notifications under Disclosure Rule 3.1.2.
Shares held as ordinary shares were purchased in London.
Shares held as ADRs were purchased in New York.
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
9 February 2007

Exhibit 99.3
Press Release

FINAL	16 February 2007
CADBURY SCHWEPPES APPOINTS ELLEN MARRAM AS NON-EXECUTIVE DIRECTOR
Cadbury Schweppes announces that Ellen Marram will join Cadbury Schweppes’ Board as a non-executive director, effective from 1 June 2007.
Ellen Marram is President of The Barnegat Group, which she established in 2006 to provide business advisory services to public and private companies. She also serves on the board of directors of the Ford Motor Company, the New York Times Company and Eli Lilly, as well as on the boards of a number of private companies and not-for-profit organisations.
From 2000 to 2005, she served as a Managing Director at North Castle Partners, a private equity firm focused on investments in the healthy living and ageing sector, and remains an advisor to that firm.
From 1993 to 1998, she was Group President of the Tropicana Beverage Group, and was also Chief Executive Officer from 1997 until its sale by Seagram in 1998. For 8 months from September 1999, she was President and CEO of Efdex Inc., a privately-held start-up Internet-based commodities exchange. Efdex did not become fully operational and its certificate of incorporation was voided by the State of Delaware on 1 March 2001.
From 1988 to 1993, she was President and Chief Executive Officer of the Nabisco Biscuit Company, the largest operating unit of Nabisco. She joined Standard Brands, which later merged with Nabisco, in 1977, prior to which she worked with Johnson & Johnson and Lever Brothers.
Commenting on the appointment, Sir John Sunderland, Chairman, said: “I am delighted that Ellen is joining our Board. Her extensive experience from her highly successful career in the food and beverages industry and the broader consumer sector will be of great benefit to Cadbury Schweppes.”
Following the appointment of Ellen Marram, Cadbury Schweppes’ Board will comprise:
Sir John Sunderland — non-executive chairman
Roger Carr — deputy chairman and senior independent non-executive
Todd Stitzer — chief executive officer
Ken Hanna — chief financial officer
Bob Stack — chief human resources officer
Sanjiv Ahuja — non-executive
Dr Wolfgang Berndt — non-executive
Rick Braddock — non-executive
Ellen Marram — non-executive
The Rt Hon The Lord Patten of Barnes CH — non-executive
David Thompson— non-executive
Rosemary Thorne — non-executive
Raymond Viault — non-executive
There is no further information to be disclosed relating to Ellen Marram pursuant to Listing Rule 9.6.13R.

Ends

For further information:

Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes to Editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery business and has a strong regional beverages presence in North America and in Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs around 70,000 people.

Exhibit 99.4

press release
CADBURY SCHWEPPES REPORTS FULL YEAR RESULTS
Cadbury Schweppes reports on financial performance for the year ended 31 December 2006.
2006 Highlights
•	Underlying revenue growth of 4%, driven by innovation and by emerging markets +10%

•	Underlying Profit before Tax +9%

•	Confectionery revenues +4%; gum revenues +10%; Trident +23%

•	Beverage revenues +4%; 60bps share gain in US carbonates; Dr Pepper +2%

•	Dr Pepper/Seven Up Bottling Group performing in line with acquisition case

•	Proposed final dividend up 10% to 9.9p taking full year increase to +8%
(except where stated all movements are at constant exchange rates)
Todd Stitzer, Chief Executive Officer said: “Overall we made significant progress in 2006 despite the challenges faced in EMEA, with three of our four regions performing strongly. Our underlying results reflect the scale of changes made in the last three years to strengthen our business, reduce our cost base and focus on higher growth categories and markets. We start 2007 with optimism and are continuing to invest behind growth, with a strong innovation pipeline including the launch of Trident, our global gum brand, into the UK.”

			Reported	Constant
			Currency	Currency [2]
£ millions	2006	2005	Growth %	Growth %

Revenue
Base Business	6,628	6,432	+3	+4
Acquisitions/ Disposals	799	—
Total	7,427	6,432	+15	+16

Underlying Profit from Operations [1]	1,073	1,025	+5	+6
UK product recall	(30)	—
Nigeria goodwill impairment	(15)	—
Restructuring costs	(133)	(71)
Other	14	41
Profit from Operations	909	995	-9	-7

Underlying Profit before Tax [1]	931	865	+8	+9
Profit before Tax	738	835	-12	-10
Discontinued Operations	642	76

Underlying EPS 1 & 3	31.6	33.9	-7	-5
Reported EPS [3]	56.4	37.3
Dividend per share	14.0p	13.0p	+8	n/a

[1]	Cadbury Schweppes believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareholders. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to IFRS measurements of profit. A full reconciliation between underlying and reported measures is included in the segmental analysis on pages 19 and 20.

[2]	Constant currency growth excludes the impact of exchange rate movements during the period (see note 3: Basis of Preparation page 14).

[3]	EPS is presented on a basic total group basis including earnings contributed by Europe, Syria and South Africa Beverages.
Working together to create brands people love

Basis of Preparation
Comments on the Group and Regional performances in the commentaries on pages 2 to 8 are made on the continuing business, excluding discontinued operations. Comments on movements in revenues, underlying profit from operations and margins are made on a constant exchange rate basis. References to like-for-like movements are made on a constant exchange rate basis and exclude the impact of acquisitions and disposals. In 2006, movements in exchange rates, primarily the US Dollar, the Australian Dollar and the South African Rand reduced Revenue and Underlying Profit before Tax by 1% and Underlying EPS by 2%. A full explanation of the basis of preparation is included in Note 3: Basis of Preparation on page 14.
PRELIMINARY RESULTS OVERVIEW

	2005	Base	Acquisitions/		2006
£ millions		Business	Disposals	Exchange

Revenue	6,432	256	799	(60)	7,427
- year-on-year change		+ 4%	+12%	-1%	+15%

Underlying Profit from Operations	1,025	44	18	(14)	1,073
- year-on-year change		+4%	+2%	-1%	+5%

Underlying Operating Margin	15.9%	—	-140bps	-10bps	14.4%

Underlying Profit before Tax	865	67	14	(15)	931
- year-on-year change		+8%	+1%	-1%	+8%

Underlying EPS (p)	33.9	1.4	(3.2)	(0.5)	31.6
- year-on-year change		+4%	-9%	-2%	-7%

•	Underlying revenue growth of 4%

•	Underlying operating margins flat

•	Underlying profit before tax up 9% with 1% contribution from acquisitions and disposals

•	Underlying EPS +4%
(all movements are at constant exchange rates and except where stated are before acquisitions and disposals)
In 2006, we made further operational and strategic progress despite experiencing challenges in a number of businesses in the EMEA region, particularly the UK and Nigeria.
Underlying revenues (excluding acquisitions, disposals and exchange) grew by 4%, with three of our four regions, Americas Beverages, Americas Confectionery and Asia Pacific, performing strongly. Innovation and emerging markets continued to be the key drivers of performance. Successful innovations during the year included:
•	The launch of Stride, a new gum brand using patented long-lasting flavour technology: Stride now has 3% of the $3.6 billion US gum market

•	The further roll-out of our centre-filled gum technology in Europe under a range of local brands such as Trident, Hollywood, Stimorol and Dirol: annualised sales of centre-filled gum in the US and Europe are now over £100 million

•	The launch of new premium chocolate products in the UK and Australia through the Cadbury and Green & Black’s brands

•	The launch of a range of super-premium Snapple teas giving us a strong position in this fast-growing functional beverage category

•	The relaunch of 7 UP as 7 UP Natural in the US
Our emerging markets grew revenues by 10% with key successes including:
•	10% growth in candy following the launch of affordable offers in Africa, Asia and Latin America

•	12% growth in Latin America, driven by growth in all top 5 markets

•	17% growth in Asia Pacific, with strong performances in India and South East Asia

Underlying operating margins were flat excluding the impact of acquisitions and disposals which diluted our operating margins by 140 basis points. We estimate that the impact of the UK Product recall on the Group’s revenues and underlying profit from operations in 2006 was £30 — £35 million and £5 — £10 million respectively.
Growth investment was £35 million higher year-on-year. Cost savings from Fuel for Growth (£90 million) enabled us to absorb significant cost headwinds while at the same time continuing to invest behind our brands and capabilities.
Underlying EPS fell by 5% with 8% growth in Underlying Profit Before Tax in the base business (like-for-like growth at constant exchange rates) more than offset by the combination of higher tax rates and the dilutive impact of beverage disposals, primarily Europe Beverages.
The Board has proposed a 10% increase in the final dividend to 9.9 pence, bringing the total increase for the year to 8%. This is in line with the comments we made at our strategy seminar in October where we stated that we intended to increase dividends more in line with earnings going forward.
We continued to make changes to our business portfolio to ensure that the investment of capital is focused on those businesses and markets where we can generate the highest growth and returns. We improved our capital allocation processes for both organic and acquisition investment and made further progress on our working capital reduction programmes.
Confectionery Overview
In confectionery, like-for-like revenue growth was 4% with the impact of the difficult trading in the UK reducing growth by 2%. Performance was stronger in the second half with an increase in the rate of innovation, particularly in Americas Confectionery. Emerging markets continued to grow strongly across all geographies at 10%.
Our performance in gum was outstanding with good performances in all regions contributing to 10% revenue growth. We continued to see strong share gains in the US with Stride, our new longer lasting gum brand, ahead of its launch plan. In EMEA, the roll-out of centre-filled gum and strong growth in Southern Europe benefited performance. In Asia, we are seeing strong growth in sugar-free gum.
Chocolate had a more difficult year given the impact of the product recall in the UK with revenues up 1%. Outside the UK, growth remained healthy at +5%. In Asia Pacific, the growth was driven by premium and indulgent products in Australia and New Zealand, and by the launch of gifting and affordable chocolate offers in India.
Candy grew strongly in emerging markets at +10%, benefiting from our focus on affordable offers. However, performance in developed markets was impacted by weaker results from Halls in the US, due to lower demand during the cough and cold season, and from non-core brands. Overall candy revenues were flat.
During the year, we announced our intention to sell a number of non-core brands and businesses in the UK, Canada and Australia. This will enable us to focus on our more profitable and advantaged brand portfolio in these markets. We have invested over £100 million in emerging markets to consolidate our strong positions in Africa and Turkey by increasing our existing holdings in our businesses in Turkey and Nigeria and by acquiring the leading chewing gum business in South Africa.

Beverages Overview
Our beverage operations had another good year with like-for-like revenues ahead by 4%. Americas Beverages outperformed the US carbonated soft drinks market for the third year in a row. Australia also performed well.
We made significant moves during the year to further focus our beverages business on more advantaged markets. We exited our beverage businesses in Europe, Syria and South Africa, markets where we did not have sustainable competitive advantage. We also sold a number of non-core beverage brands in the US. These moves further focused our beverage activities on the key markets of North America, Mexico and Australia, where we have strong brands and effective routes to market. The total consideration from beverage disposals was £1.4 billion.
We also moved to secure our route to market for both carbonates and non-carbonates in the US through the acquisition of a number of manufacturing and distribution businesses, including Dr Pepper/Seven Up Bottling Group, All American Bottling Company and the Seven Up Bottling Co. of San Francisco. Combined with our existing operations, these businesses significantly expanded our manufacturing and distribution reach in the US, giving us direct access to around two thirds of the US population and a strengthened manufacturing footprint. As a result, the acquisitions have provided us with opportunities to reduce costs and accelerate revenue growth.
Cadbury Nigeria
We increased our stake in Cadbury Nigeria from 46% to just over 50% in February 2006. In November, a significant over-statement of Cadbury Nigeria’s financial position which had existed over a number of years was discovered. In the last few months, the Board of Cadbury Nigeria has undertaken a detailed review to fully understand the scale of the overstatement and put in place a robust recovery plan.
Cadbury Nigeria was reported as an associate for the 7 weeks to 20 February 2006 and as a fully consolidated subsidiary for the remainder of the year. For 2006, it contributed a loss of £13 million or 0.6p to the Group’s underlying earnings and a loss of £53 million or 2.6p to the Group’s reported earnings.
Reported earnings include a £23 million exceptional charge in associates reflecting our share of balance sheet adjustments in relation to the over-statement of the Cadbury Nigeria’s financial position. In addition, following an impairment review, Cadbury Schweppes’ Board believe it is appropriate to make a £15 million impairment to the carrying value of goodwill in the Group’s Balance Sheet in respect of Cadbury Nigeria. Following this impairment, the operating assets of Cadbury Nigeria were approximately £60 million.
Further details of the impact of Cadbury Nigeria on Cadbury Schweppes’ 2006 results are shown in Note 2 on page 13 and 14.
Outlook
In October 2006, we announced new goals and priorities which are designed to deliver superior shareowner performance through a balance of revenue and margin growth over time, combined with more aggressive management of the Group’s capital base. This includes internal capital allocation decisions, acquisitions and disposals, and the return of surplus funds to shareowners by way of dividends or share buybacks when appropriate.
Given the changes we have made in the last three years to strengthen our business, reduce our cost base and focus on higher growth categories and markets, we are confident in our ability to grow profitably and produce sustainable long-term returns for our shareowners.

In 2007, we will be making significant investments in organic growth opportunities in support of a smaller number of bigger initiatives:
•	The launch of Trident gum into the UK, leveraging the strength of our existing distribution network

•	Higher marketing and innovation investment in our UK chocolate business

•	Further roll-out of centre-filled gum

•	The expansion of the Stride brand in the US

•	Revitalisation of Snapple, with further innovation in super-premium teas and the launch of a mass market offer

•	Entry into the $6.8 billion, fast growing, sports drink market in the US with the launch of Accelerade, a differentiated offer for serious athletes
We are seeing increased costs in our beverage operations in 2007, particularly sweetener costs, but expect energy costs to abate somewhat during the year. We continue to see opportunities to reduce our costs both from Fuel for Growth (which ends in 2007) and other efficiency programmes. We expect to re-invest a substantial proportion of our cost savings behind new product activity in 2007, with the investment weighted toward the first half.
Next Events
Forthcoming Group announcements/events are listed below:

Senior Management Presentation at CAGNY, Arizona	22 February
Annual General Meeting	24 May
Interim Trading Update	19 June
Interim Results	1 August

OPERATING REVIEW
Americas Beverages

£ millions	2005	Base	Acquisitions/	Exchange	2006
		Business	Disposals

Revenue	1,781	62	738	(15)	2,566
- year-on-year-change		+ 3%	+42%	-1%	+ 44%
Underlying Profit from Operations	524	35	29	(4)	584
- year-on-year-change		+7%	+5%	-1%	+11%
Underlying Operating Margin
- Including CSBG	29.4%				22.8%
- Excluding CSBG	29.4%				30.2%
Americas Beverages delivered good revenue and profit growth despite declining volumes in the US carbonated soft drinks market, significant cost headwinds and considerable organisational change as the bottling acquisitions were integrated. Performance benefited both from further successful innovations and from the greater focus and alignment through our newly consolidated bottling operations.
In the US, our share of the carbonated soft drinks market grew by 60 basis points, the third successive year of share increases. Volumes and shares were ahead for nearly all of our key flavour brands – Dr Pepper, Sunkist, A&W and Canada Dry. 7 UP volumes were down for the year as a whole, but ahead 7% in the second half following its reformulation and relaunch as 7 UP Natural. Dr Pepper volumes benefited from continued gains in fountain, particularly for Diet Dr Pepper.
Non-carbonates revenues were up 2%, with the core four brands (Snapple, Mott’s, Hawaiian Punch and Clamato) ahead by 3%. Snapple was flat for the year as a whole with a better second half following the launch of a range of Snapple super-premium teas and improved distribution through CSBG.
Mexico continued to grow at double-digit rates although the second half was more difficult as competitive activity became much more aggressive.
The integration of Dr Pepper/Seven Up Bottling Group and the other bottler and distribution businesses, now collectively know as Cadbury Schweppes Bottling Group or CSBG, is going well. The financial results for 2006 were in line with the acquisition case and we began to see the strategic benefits of the acquisition in terms of: reduced complexity and costs; aligned brand and channel strategies; and better engagement with and service to our retail partners. The performance of our brands through CSBG improved and growth in franchise brands such as Monster and Glaceau Vitamin Water remained strong.
Americas Confectionery

£ millions	2005	Base	Acquisitions/
		Business	Disposals	Exchange	2006

Revenue	1,228	92	—	10	1,330
- year-on-year change		+7%	—	+1%	+8%
Underlying Profit from Operations	172	34	—	1	207
- year-on-year change		+20%	—	—	+20%
Underlying Operating Margin	14.0%				15.6%
Americas Confectionery had another excellent year with good results in nearly all our key markets. Further improvements in profitability in Canada and Brazil benefited margins, which were 160 basis points ahead.
Gum revenue growth was strong in nearly all key markets, notably in the US, where results were outstanding with our share growing 300 basis points in a market which grew by 8%. Flavour,

packaging and format innovation on our main Trident brand and the launch of Stride in June were the key drivers of our share gain.
Halls growth in Latin America remained strong as we rolled out low-cost affordable offers through our well-established distribution networks. In the US, while Halls had a slow start as a result of a weak cough and cold season, performance improved in the fourth quarter following increased innovation and marketing support. Overall however, Halls growth was disappointing.
In Canada, profitability continues to benefit from our focus on a smaller, more profitable core range. However, the second half was impacted by significant structural change to the important wholesale trade.
Emerging markets continued to grow strongly up 12%, with an improved second half innovation programme in Mexico boosting performance.
Europe, Middle East and Africa (EMEA)

£ millions	2005	Base	Acquisitions/	Exchange	2006
		Business	Disposals

Revenue	2,257	19	61	(19)	2,318
- year-on-year change		+1%	+3%	-1%	+3%
Underlying Profit from Operations	328	(37)	(11)	(4)	276
- year-on-year change		-11%	-4%	-1%	-16%
Underlying Operating Margin	14.5%				11.9%
- excluding Nigeria	14.5%				12.8%
In Europe, Middle East and Africa (“EMEA”), like-for-like revenues were only modestly ahead as a result of significant challenges in a number of markets. Profits were materially lower driven by declines in the base business and losses from Cadbury Nigeria where we moved to majority ownership. The profit reduction in the base business was due to difficult trading in the UK and Russia and by a significant increase in investment, particularly in the second half. We estimate that the product recall in the UK reduced revenues and underlying profit from operations by £30 — £35 million and £5 - £10 million respectively. The profit impact was reduced by an insurance recovery.
In the UK for the year as a whole, despite the poor third quarter which was impacted by the combination of the hot summer and a product recall, the confectionery market was broadly flat year-on-year. We maintained our share of the total market at 31% and our chocolate share at 34%. Our business benefited from the combination of strong performance in seasonal products, particularly at Easter, and increased innovation and marketing activity in the fourth quarter.
Our gum business in the region performed well driven by a significant increase in investment behind: the further roll-out of centre-filled gum into existing and new markets (Spain, Portugal, Norway, Denmark and Russia); the launch of Trident into Turkey; and the roll-out of bottle gum in 9 markets across Europe. As a result, we saw strong growth in our businesses in Southern and Northern Europe with significant share gains in Spain, Denmark and Norway. In Russia, while we had a difficult year with results impacted by the combination of an exceptionally cold start to the year and trade destocking, gum share trends were encouraging in the fourth quarter.
Our emerging market business in Africa and the Middle East grew by 9%. This was driven by South Africa where increased investment behind the expansion of our affordable confectionery offers across our entire confectionery range resulted in strong growth in chocolate, candy and gum.

Asia Pacific

£ millions	2005	Base	Acquisitions/	Exchange	2006
		Business	Disposals

Revenue	1,157	84	—	(36)	1,205
- year-on-year change		+ 7%	—	-3%	+4%
Underlying Profit from Operations	157	15	—	(7)	165
- year-on-year change		+10%	—	-5%	+5%
Underlying Operating Margin	13.6%				13.7%
Our Asia Pacific region had another good year with strong growth in both developed (+5%) and emerging markets (+17%). Margins were ahead in the year with operational leverage and continued tight cost control more than offsetting significant commodity headwinds.
In Australia, confectionery revenues grew by 5% with successful launches in premium and dark chocolate and continued growth of The Natural Confectionery Company range in candy. In beverages, we grew our share of non-carbonates following the relaunch of Spring Valley. In carbonates, while we lost share, the market grew strongly during the year and revenues were ahead by 5%.
In New Zealand, a 300 bps share gain was driven by strong growth in chocolate and candy. In Japan, although the gum market was soft, we grew our share by over 150 bps following the relaunch of Recaldent and Clorets.
In emerging markets, performance in India was exceptional with revenues ahead by over 20% as we increased innovation and marketing support behind the whole of our chocolate, candy and food beverage range. In South East Asia, our key markets of Thailand, Malaysia and Singapore performed well with strong top-line growth and share gains in each market. In Thailand, our share of gum rose by 300 bps to 61.6% driven by Trident sugar-free. During the year, we entered the Vietnamese market through a third party distribution arrangement.

FINANCIAL REVIEW

			Reported	Constant
			Currency	Currency
(£ millions)	2006	2005	Growth %	Growth %
		re-presented*

Revenue	7,427	6,432	+15	+16

Underlying Profit from Operations	1,073	1,025	+5	+6
- Restructuring costs	(133)	(71)
- Intangible amortisation	(23)	(6)
- Nigeria goodwill impairment	(15)	—
- Non-trading items	40	25
- UK Product recall	(30)	—
- IAS 39 adjustment	(3)	22

Profit from Operations	909	995	-9	-7
Underlying Operating Margin	14.4%	15.9%

Underlying share of results in associates	7	28
Share of results in associates	(16)	28

Underlying Net Financing	(149)	(188)
Net Financing	(155)	(188)

Underlying Profit before Taxation	931	865	+8	+9
Profit before Taxation	738	835	-12	-10

Underlying Taxation	(283)	(243)
Taxation	(215)	(135)

Discontinued Operations *	642	76

EPS – Continuing & Discontinued
- Underlying	31.6	33.9	-7	-5
- Reported	56.4	37.3

*	In 2005, our beverage businesses in Europe & Syria were classified as discontinued operations (see note 9, page 26). In 2006 we completed the disposal of our South African beverages business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia it has also been classified as discontinued operations. This has required the representation of the 2005 financial statements on a comparable basis.
Continuing Operations
Revenues at £7.4 billion were 15% higher than last year at actual exchange rates. Acquisitions net of disposals had a significant impact on revenue growth. The most significant acquisitions were Dr Pepper/Seven Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG), which was acquired in May 2006, and Cadbury Nigeria in which we increased our stake from 46% to over 50%. On a like-for-like basis (excluding the impact of acquisitions, disposals and exchange rates), revenues grew by 4%.
Underlying profit from operations was up 5% or 6% at constant exchange rates. On a like-for-like basis, growth was 4%.

Underlying operating margin fell by 150 basis points to 14.4%. Excluding the impact of exchange, Underlying operating margin fell by 140 basis points. On this basis and excluding the impact of acquisitions and disposals (principally CSBG and Cadbury Nigeria) margins were flat.
Marketing spend was £693 million in 2006, a 2% increase at actual exchange rates and a 3% increase at constant exchange rates. Marketing spend as a percentage of revenues was 9% compared with 11% in the prior year. Confectionery marketing rose 4% in line with revenue growth. All of the reduction is attributable to the beverage business and primarily reflects the acquisition of CSBG which has a lower marketing to revenue ratio than the Group. In addition, following the acquisition of CSBG, we moved some spend previously categorised as marketing spend to promotional spend as we are now managing the total route to market.
Central costs were broadly flat year-on-year at £159 million.
The charge in respect of business restructuring was £133 million compared with £71 million in the same period last year. The restructuring spend includes a £123 million charge for Fuel for Growth initiatives. This takes the cumulative restructuring spend for Fuel for Growth to around £500 million (at constant exchange rates), in line with guidance. The cost phase of the programme is now complete with further savings of £90 million anticipated in 2007. The restructuring charge also includes the first £10 million of costs required to integrate CSBG with our legacy beverages business in North America.
From 2007, ongoing restructuring of around 1% of revenues, is expected to be charged to underlying profits and earnings. Restructuring charges in respect of major M&A activity and any exceptional items will continue to be charged outside underlying. In 2007, we expect these charges to be around £30 million. This primarily reflects restructuring of our bottling businesses in the US and penalty payments in respect of exiting a third party gum manufacturing arrangement in Europe.
Amortisation of intangibles increased £17 million to £23 million, representing the amortisation of the definite life intangibles (brands and customer relationships) acquired with CSBG. In addition, a £15 million impairment of the goodwill held in respect of our Nigerian business was recorded.
Non-trading items generated a credit of £40 million, principally reflecting the net profit arising from a number of asset transactions partly offset by losses from business disposals. The business disposals included profits on disposal completed in the year (principally Grandma’s Molasses and Slush Puppie) and recognition of the anticipated loss on disposal of non-core elements of the Group’s Canadian and Italian confectionery businesses. Other transactions include gains arising from the disposal of surplus properties as well as a £25 million factory insurance recovery following a fire in 2005 at our Monkhill Confectionery business in the UK.
The net direct cost of the UK Product recall was £30 million (including recoveries of £7 million from our insurance policies). These costs were charged as an exceptional item outside underlying profits and earnings and include £5 million in respect of a marketing campaign to rebuild consumer confidence. We estimate that the adverse impact of the recall on our Underlying Profit from Operations is £5 — £10 million net of insurance recoveries.
Fair value accounting under IAS 39 contributed a debit of £3 million to our reported Profit from Operations due to the difference between spot commodity prices and exchange rates compared to the hedged rates used in the underlying results.
Profit from Operations (excluding associates) was down 9% or 7% at constant rates of exchange.
In 2006, our share of income from our associate businesses (net of interest and tax) was a loss of £16 million. This compares to a profit in 2005 of £28 million. Included in the current year loss is a £23 million charge representing our share of the accounting adjustments required to write-down overstated assets and recognise previously unrecognised liabilities following the discovery of the significant overstatement of results in Cadbury Nigeria over a number of years. Given its nature, the adjustments have been excluded from the Group’s underlying results. On an underlying basis, the share of associates profits has fallen by £21 million, principally reflecting the reclassification of our former associates CSBG and Cadbury Nigeria to subsidiaries following our move to majority ownership.
The underlying net financing charge of £149 million was £39 million lower than 2005. The reduction primarily reflects lower debt levels following the Europe Beverages disposal in February and the increase in the financing credit arising on our post retirement benefits liabilities. The underlying net interest rate for 2006 was 5.1%, a marginal increase on prior year.
The reported net financing charge was £155 million, with the IAS 39 financing adjustment having a small impact.
Underlying Profit before Tax rose by 8% to £931 million and by 9% at constant exchange rates. The underlying tax rate in 2006 was 30.4% as against 28.1% in 2005 reflecting the increased exposure of our tax charge to higher rate jurisdictions, in particular the US.
Reported Profit before Tax fell by 12% to £738 million as the growth in the underlying business performance was more than offset by non-underlying items including the increased restructuring charges, the cost of the UK Product recall and charges in respect of Nigeria.
Discontinued Operations
Discontinued operations at £642 million included a net profit on disposal of our beverage businesses in Europe, South Africa and Syria of £591 million. In addition, a £51 million write-back of total tax provisions has been recorded following agreement with the UK tax authorities in respect of the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries.
Earnings
Underlying earnings per share for the total Group (continuing and discontinued businesses) at 31.6 pence were 7% lower than prior year at actual exchange rates and 5% lower at constant exchange rates. The higher underlying tax rate of 30.4% depressed earnings per share by 3%. Excluding the dilutive impact of acquisitions and disposals (principally our beverage businesses and Cadbury Nigeria), underlying earnings per share rose by 4% at constant rates and 2% at actual rates.
Dividends
The Board has proposed a 10% increase in the final dividend to 9.9 pence, taking the total dividend for the year to 14.0 pence, an overall increase of 8%. This will be paid on 25 May 2007 to Ordinary Shareholders on the Register at the close of business on 27 April 2007.
Cash Flow Statement
At our Investor Seminar in October 2006, we announced a change in the definition of Free Cash Flow from 2007 onwards. From 2007, Free Cash Flow will be reported before the deduction of dividends. In 2006, under the previous definition, Free Cash Flow was £200 million down from over £400 million in the prior year. The Free Cash Flow has been adversely impacted by around £100 million of one-off items including CSBG, Nigeria and the UK Product recall.
Capital spend was £384 million, an £86 million increase on last year. The increase primarily reflects the acquisition of CSBG and subsequent step-up in the capital spend programme to support the delivery of revenue and cost synergies. From 2007 onwards, we expect capital spend to average between 5% and 5.5% of revenues.
The following costs have been excluded from Free Cash Flow in the period:
-	A £50 million investment by Group’s Employee Share Ownership Trust in the shares of the Company.

-	Tax on disposals of £83 million, principally a £74 million payment to the UK tax authorities in settlement of a tax dispute arising on the 1997 disposal of Coca-Cola & Schweppes Beverages. This aligns the treatment of the tax with the treatment of the disposal proceeds which is also excluded from Free Cash Flow

Net Debt
Net debt reduced by £1.0 billion to £2.9 billion at the end of 2006. The reduction has been driven by the net proceeds from acquisitions and disposals and the Free Cash Flow for the period.
Report and Accounts
The Report and Accounts will be mailed to Shareowners on 5 April 2007. The Annual General Meeting is on 24 May 2007.
Ends

For further information
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith
Presentation
A presentation on the results will be webcast live on the Group’s website http://www.cadburyschweppes.com at 9.30am (GMT) today. Copies of the presentation will be available on the website from 9.00am (GMT).
Teleconference Call
A teleconference call for analysts and investors will take place at 3pm (GMT) today, 4pm (central Europe), 10am (EST).

	UK/ EUROPE	US
Conference telephone number	+44 (0)20 7138 0835	+1 718 354 1172
0800 559 3282 (Free Phone UK)

Replay details	+44(0)20 7806 1970	+1 718 354 1112

Access number/pass code	8247412#	8247412#
The teleconference call will be audio webcast live and archived on Cadbury Schweppes’ corporate website at www.cadburyschweppes.com.
High resolution images to accompany this announcement are available for the media to view and download free of charge from www.vismedia-online.com.

Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.
2. Cadbury Nigeria
Cadbury Nigeria produces candy, gum and food beverages for the Nigerian market and the West African sub-region. Its brands include Tom Tom, Bournvita and Bubba bubble gum. Cadbury Nigeria also owns a cocoa processing business, the Stanmark Cocoa Processing Company, which produces cocoa products for the Nigerian market and for export. Cadbury Nigeria is listed on the Nigerian Stock Exchange. Its headquarters are in Lagos.
We increased our stake in Cadbury Nigeria from 46% to just over 50% in February 2006. In November, a significant over-statement of Cadbury Nigeria’s financial position which had existed over a number of years, was discovered. In the last few months, the Board of Cadbury Nigeria has undertaken a detailed review to fully understand the scale of the overstatement and put in place a robust recovery plan.
Cadbury Nigeria was reported as an associate in Cadbury Schweppes’ group accounts in 2005. In 2006, it was reported as an associate until 20 February and as a fully consolidated subsidiary for the rest of the year. The following table shows the contribution of Cadbury Nigeria to Cadbury Schweppes for the full year 2005 and full year 2006.

Impact on:		7 wks to	45 wks to
(£ millions)	2005	28 Feb	31 Dec	2006

Revenues	n/a	n/a	59	59

Underlying Profit from Operations	n/a	n/a	(12)	(12)
Goodwill Impairment	n/a	n/a	(15)	(15)
Restructuring	n/a	n/a	(2)	(2)

Profit from Operations	n/a	n/a	(29)	(29)

Associate – underlying	6	(1)	—	(1)
Associate — exceptional	—	(23)	—	(23)

Financing Charge	n/a	n/a	(6)	(6)

Underlying Profit before tax	6	(1)	(18)	(19)
Profit before tax	6	(24)	(35)	(59)

Minority interest	n/a	n/a	6	6

Contribution to Underlying Earnings	6	(1)	(12)	(13)
Contribution to Reported Earnings	6	(24)	(29)	(53)

The £23 million exceptional charge to associates reflects the Group’s share of the adjustments required following the discovery of the significant over-statement. As a consequence of this balance sheet overstatement, a full impairment review has been undertaken and the Board of Cadbury Schweppes believes that it is appropriate to reduce the carrying value of Cadbury Nigeria in the Group’s balance sheet. Accordingly, a £15 million impairment of the goodwill held in respect of Cadbury Nigeria has been recorded as at 31 December 2006. Given the exceptional nature of these charges they have been excluded from the Group’s underlying result. Following this impairment the operating assets of the business were approximately £60 million.
3. Basis of Preparation
Impact of Exchange Rates
Over 80% of the Group’s sales and profits in 2006 were generated outside the United Kingdom. Constant currency growth was calculated by applying the 2005 exchange rates to the 2006 reported results for the base business (excluding acquisitions and disposals).
Acquisitions and Disposals
The contribution from acquisitions and disposals during the period equates to the first twelve months’ impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date then it is included within the base business results.
In 2006, we disposed of our beverage operations in Europe, South Africa and Syria. These disposals reflect our strategic decision to exit beverages outside the Americas and Australia. These businesses are classified as discontinued operations and the prior period has been re-presented on a consistent basis.
4. Financial Schedules

Consolidated Income Statement for the
year ended 31 December 2006

			2005
		2006	re-presented
	Notes	unaudited	unaudited
		£m	£m

Continuing Operations

Revenue		7,427	6,432
Trading costs before -		(6,357)	(5,385)
- Amortisation and impairment of intangibles		(38)	(6)
- UK Product recall		(30)	—

Trading costs		(6,425)	(5,391)
Restructuring costs	2	(133)	(71)
Non-trading items	3	40	25

Profit from Operations		909	995
Share of result in associates		(16)	28

Profit before Financing and Taxation		893	1,023
Investment revenue	4	48	42
Finance costs	5	(203)	(230)

Profit before Taxation		738	835
Taxation	6	(215)	(135)

Profit for the period from continuing operations		523	700

Discontinued Operations
Profit for the period from discontinued operations	9	642	76

Profit for the period		1,165	776

Attributable to:
Equity holders of the parent		1,169	765
Minority interests		(4)	11

		1,165	776

Earnings per share
From continuing and discontinued operations
Basic	8	56.4p	37.3p
Diluted	8	55.9p	36.9p

From continuing operations
Basic	8	25.4p	33.6p
Diluted	8	25.2p	33.2p

In accordance with IFRS 5, the prior period Income Statement, Statement of Recognised Income and Expense, Cash Flow Statement and notes have been re-presented following the classification of Europe, Syria and South Africa beverages as a discontinued operation (see Note 9, page 26).

Consolidated Statement of Recognised Income and Expense for the
year ended 31 December 2006

	2006	2005
		re-presented
	Unaudited	unaudited
	£m	£m

Currency translation differences (net of tax)	(413)	257
Exchange transferred to income and expense upon disposal	10	—
Actuarial gains on post retirement benefit obligations (net of tax)	50	56
IAS 39 transfers to income or expense	(1)	6

Net (expense)/income recognised directly in equity	(354)	319

Profit for the period from continuing operations	523	700
Profit for the period from discontinued operations	642	76

Total recognised income and expense for the period	811	1,095

Attributable to:
Equity holders of the parent	815	1,084
Minority interests	(4)	11

	811	1,095

Consolidated Balance Sheet at 31 December 2006

		2006	2005
	Notes	unaudited	unaudited
		£m	£m

ASSETS

Non-current assets
Goodwill		2,487	2,299
Brand intangibles		3,261	3,200
Software intangibles		155	149
Property, plant & equipment		1,664	1,446
Investment in associates		22	372
Deferred tax assets		170	123
Trade and other receivables		54	70
Other investments		2	2

		7,815	7,661

Current Assets
Inventories		728	713
Short term investments	12	126	47
Trade and other receivables		1,186	1,180
Tax recoverable		36	47
Cash and cash equivalents	12	269	332
Derivative financial instruments		51	67

		2,396	2,386
Assets held for sale		22	945

TOTAL ASSETS		10,233	10,992

LIABILITIES
Current liabilities
Trade and other payables		(1,588)	(1,543)
Tax payable		(239)	(237)
Short term borrowings and overdrafts	12	(1,439)	(1,194)
Short term provisions		(55)	(42)
Obligations under finance leases	12	(22)	(20)
Derivative financial instruments		(35)	(61)

		(3,378)	(3,097)

Non-current liabilities
Trade and other payables		(30)	(32)
Borrowings	12	(1,810)	(3,022)
Retirement benefit obligation		(204)	(369)
Tax payable		(5)	(138)
Deferred tax liabilities		(1,050)	(954)
Long term provisions		(18)	(11)
Obligations under finance leases	12	(33)	(43)

		(3,150)	(4,569)
Liabilities directly associated with assets classified as held for sale		(9)	(291)

TOTAL LIABILITIES		(6,537)	(7,957)

NET ASSETS		3,696	3,035

EQUITY
Share capital	11	262	260
Share premium account		1,171	1,135
Other reserves		2,255	1,613

Equity attributable to equity holders of the parent		3,688	3,008
Minority interest		8	27

TOTAL EQUITY		3,696	3,035

Consolidated Cash Flow Statement for the
year ended 31 December 2006

		2006	2005
			re-presented
	Notes	unaudited	unaudited
		£m	£m

Net cash from operating activities	13	620	891

Investing activities
Dividends received from associates		6	11
Proceeds on disposal of property, plant and equipment		84	37
Purchases of property, plant & equipment		(384)	(298)

Acquisitions of businesses		(375)	(38)
Acquisitions of associates		—	(33)
Net cash assumed on acquisitions		28	1
Sale of investments, associates and subsidiary undertakings		1,295	41
Net cash removed on disposal		(50)	—

Acquisitions and disposals		898	(29)
Movement in equity investments and money market deposits		(82)	(29)

Net cash generated from/(used in) investing activities		522	(308)

Net cash flow before financing activities		1,142	583

Financing activities
Dividends paid		(272)	(261)
Dividends paid to minority interests		(4)	(7)
Proceeds of finance leases		—	1
Capital element of finance leases repaid		(21)	(21)
Proceeds on issues of ordinary shares		38	37
Net movement of shares held under Employee Trust		(4)	71
Proceeds of new borrowings		531	350
Borrowings repaid		(1,480)	(543)
Repayment of non-equity minority interest		—	(219)

Net cash used in financing activities		(1,212)	(592)

Net decrease in cash and cash equivalents		(70)	(9)

Net cash and cash equivalents

Opening — total group		279	284
Included in discontinued operations		(3)	—

Opening — continuing operations		276	284
Effect of foreign exchange rates		(20)	4
Less: Net cash and cash equivalents included in discontinued operations		—	(3)

Closing net cash and cash equivalents		186	276

Net cash and cash equivalents includes overdraft balances of £83 million (2005: £56 million).
Cash inflow from the sale of investments, associates and subsidiary undertakings includes £1,387 million of gross proceeds less £92 million reflecting deductions for debt within disposed businesses.

Segmental Reporting
Business segment analysis

2006	Revenue	Profit from	Operating	Underlying	Underlying
unaudited		operations	margin	profit from	margin
				operations
	£m	£m	%	£m	%

Americas Beverages	2,566	562	21.9	584	22.8
Americas Confectionery	1,330	181	13.6	207	15.6
EMEA	2,318	205	8.9	276	11.9
Asia Pacific	1,205	142	11.8	165	13.7
Central	8	(181)	n/a	(159)	n/a

	7,427	909	12.2	1,073	14.4

Share of results in associates		(16)		7

Profit before Financing and Taxation		893		1,080
Investment revenue		48		48
Finance cost		(203)		(197)

Profit before Taxation		738		931
Taxation		(215)		(283)
Minority interests		4		4

Profit for the period from continuing operations		527		652
Discontinued operations (see note 9)		642		2

Profit for the period — Equity holders		1,169		654

Reconciliation of profit from operations and profit before taxation to underlying performance measure

				Reversal
			Reversal of	of	Reversal of
	Reported	Reversal of	amortisation	non-	UK	Reversal of		Underlying
	Performance	restructuring	& impairmnent	trading	Product	Nigeria	IAS 39	performance
2006		costs	of intangibles	items	recall	adjustments	adjustment	measure
unaudited
	£m	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	562	21	19	(17)	—	—	(1)	584
Americas
Confectionery	181	11	2	14	—	—	(1)	207
EMEA	205	65	15	(38)	30	—	(1)	276
Asia Pacific	142	15	2	—	—	—	6	165
Central	(181)	21	—	1	—	—	—	(159)

Profit from Operations	909	133	38	(40)	30	—	3	1,073
Share of result in associates	(16)	—	—	—	—	23	—	7
Financing	(155)	—	—	—	—	—	6	(149)

Profit before Taxation	738	133	38	(40)	30	23	9	931

Reconciliation from reported to underlying earnings & earnings per share

2006	---- Earnings ----				---- Earnings per share ----
unaudited	Continuing		Discontinued	Total	Continuing	Discontinued	Total
	£m		£m	£m	pence	pence	pence

Reported	527		642	1,169	25.4	31.0	56.4

Reversal of:
Restructuring costs	133		—	133	6.4	—	6.4
Amortisation and impairment of intangibles	38		—	38	1.8	—	1.8
Non-trading items	(40)		(631)	(671)	(1.9)	(30.4)	(32.3)
UK Product recall	30		—	30	1.4	—	1.4
Nigeria adjustments	23		—	23	1.1	—	1.1
IAS 39 adjustment	9		—	9	0.5	—	0.5
Tax effect on the above	(68	)*	42	(26)	(3.2)	2.0	(1.2)
Release of disposal tax provisions	—		(51)	(51)	—	(2.5)	(2.5)

Underlying	652		2	654	31.5	0.1	31.6

*	Includes £17 million deferred tax credit arising on the intra-group transfer of brands.

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

Business segment analysis

2005	Revenue	Profit from	Operating	Underlying	Underlying
re-presented		operations	margin	profit from	margin
unaudited				operations
	£m	£m	%	£m	%

Americas Beverages	1,781	537	30.1	524	29.4
Americas Confectionery	1,228	153	12.4	172	14.0
EMEA	2,257	326	14.4	328	14.5
Asia Pacific	1,157	143	12.3	157	13.5
Central	9	(164)	n/a	(156)	n/a

	6,432	995	15.5	1,025	15.9

Share of results in associates		28		28

Profit before Financing and Taxation		1,023		1,053
Investment income		42		42
Finance cost		(230)		(230)

Profit before Taxation		835		865
Taxation		(135)		(243)
Minorities		(11)		(11)

Profit for the Period from continuing operations		689		611
Discontinued operations (see note 9)		76		85

Profit for the Period — Equity holders		765		696

Reconciliation of profit from operations and profit before taxation to underlying performance measure

2005	Reported	Reversal of	Reversal of			Underlying
re-presented	Performance	restructuring	amortisation	Reversal of	IAS 39	performance
unaudited		costs	of brand	non-trading	adjustment	measure
			intangibles	items
	£m	£m	£m	£m	£m	m

Americas Beverages	537	6	2	(20)	(1)	524
Americas Confectionery	153	21	2	—	(4)	172
EMEA	326	21	—	(5)	(14)	328
Asia Pacific	143	15	2	—	(3)	157
Central	(164)	8	—	—	—	(156)

Profit from Operations	995	71	6	(25)	(22)	1,025
Share of result in associates	28	—	—	—	—	28
Financing	(188)	—	—	—	—	(188)

Profit before Taxation	835	71	6	(25)	(22)	865

Reconciliation from reported to underlying earnings & earnings per share

2005	---- Earnings ----			---- Earnings per share ----
re-presented
unaudited	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£m	£m	£m	pence	pence	pence

Reported	689	76	765	33.6	3.7	37.3
Reversal of:
Restructuring costs	71	15	86	3.5	0.7	4.2
Amortisation of intangibles	6	—	6	0.3	—	0.3
Non-trading items	(25)	9	(16)	(1.2)	0.4	(0.8)
IAS 39 adjustment	(22)	(1)	(23)	(1.1)	—	(1.1)
Tax effect on the above	(4)	(14)	(18)	(0.2)	(0.7)	(0.9)
Recognition of UK deferred tax asset	(104)	—	(104)	(5.1)	—	(5.1)

Underlying	611	85	696	29.8	4.1	33.9

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

1. GENERAL INFORMATION AND ACCOUNTING POLICIES
(a) The financial information included within the preliminary announcement has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS’s) as endorsed by the European Union. The accounting policies followed are the same as those detailed within the 2005 Report & Accounts which are available on the Group’s website www.cadbury Schweppes.com.
(b) The board of directors approved the preliminary announcement on 19 February 2007.
Whilst the financial information included in the preliminary announcement has been prepared in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all the disclosure requirements of IFRS. The full IFRS compliant Report & Accounts is expected to be approved on 9 March 2007. As such the preliminary announcement is presented as unaudited. The financial information set out in this announcement does not constitute the Company’s statutory accounts for the year ended 31 December 2006.
The financial information for the 52 week period ended 1 January 2006 (“2005”) does not constitute statutory accounts for the purpose of Section 240 of the Companies Act 1985 but is derived from the statutory accounts for that year after re-presenting in accordance with IFRS 5 following the classification of Europe, Syria and South Africa beverages as a discontinued operation. In addition, within the cash flow statement in the current and prior periods, interest paid and interest received (as set out in Note 13) have been moved from investing activities to operating activities to achieve consistency with emerging practice and so present more relevant information. The auditors reported on those statutory accounts which have been delivered to the Registrar of Companies; their report was unqualified and did not contain a statement under S237(2) or (3) of the Companies Act 1985.
The statutory accounts for the year ended 31 December 2006 will be finalised on the basis of the financial information presented by the directors in their preliminary announcement and will be delivered to the Registrar of Companies following the Company’s Annual General Meeting.
(c) Use of underlying measures
Cadbury Schweppes believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareholders. These measures are used by Cadbury Schweppes for internal performance analysis and are considered by the Remuneration Committee in determining incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to IFRS measurements of profit.
The adjustments made to reported profit are summarised below:
•	Restructuring costs — the costs incurred by the Group in implementing the Fuel for Growth programme and integrating acquired businesses are classified as Restructuring. These are programmes involving one-off incremental items of major expenditure. The Group views Restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;
•	Amortisation of brand intangibles and impairment of goodwill — the Group amortises certain short-life brand intangibles. In addition, the impairment of the goodwill initially recognised in respect of Cadbury Nigeria has been recorded outside the underlying results. These items are not considered to be reflective of the underlying trading of the Group;
•	Non-trading items — as part of its operations the Group may dispose of subsidiaries, associates, investments and significant fixed assets and may make profits and losses on these or on write-downs of certain non-trading items. Whilst the income or cost stream of these items is considered to be underlying in value any profit or loss realised on the ultimate disposal is not considered to be an underlying profit item;
•	IAS 39 adjustments — fair value accounting — under IAS 39, the Group applies hedge accounting to its various hedge relationships, (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible under the rules of IAS 39 and practical to do so. Due to the nature of its hedging arrangements, in a number of circumstances the Group is unable to apply hedge-accounting to the arrangements. The Group continues, however, to enter into these arrangements as they provide certainty or active management of the commodity prices affecting the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash-flows. The Group believes that these arrangements remain effective, economic and commercial hedges despite the inability to apply hedge accounting and therefore will continue internally to manage the performance of the business and incentivise and reward success on this basis. The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be based on the fixed or hedged rate. The adjustment made by the Group therefore is to report its underlying performance on the internal measure described above; and
•	Taxation — the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time the group may make intra-group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to deferred tax gains or losses which are excluded from the underlying performance.
•	Exceptional items — certain other items which do not reflect the Group’s underlying trading performance and due to their significance and one-off nature have been classified as exceptional. The gains and losses on these discrete items can have a material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside underlying and comprise:

UK Product recall — in 2006 the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling 7 Cadbury branded product lines in the UK and 2 in Ireland have been excluded from the underlying results of the Group. Any impact on trading following the recall is included in underlying results.

Nigeria — in 2006 the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results and position has been excluded from the underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the underlying trading performance of the business.

Release of disposal tax provisions — In 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This has resulted in the release of unutilised provisions totalling £51 million. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the previous treatment, the release of the unutilised provisions has been excluded from the underlying result.

Recognition of UK deferred tax asset — In 2005, the Group recognised a net deferred tax asset in the UK for the first time, which resulted in a £104 million credit to the 2005 current tax charge.
(d) Free cash flow
Free cash flow is the measure used by the Group for internal cash flow performance analysis and is the primary cash flow measure used by management. The Group believes that Free Cash Flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure and dividends.
Free Cash Flow therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated which may be used for, or are required to be funded by, other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing. A reconciliation of Free Cash Flow from the corresponding IFRS measure is presented in Note 14.

In 2006, payments of £67 million made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are in addition to a £31 million payment made in 2005 and are part of a wider pension funding strategy totalling some £190 million in the period to 2008. The Group believes that the funding of these pension deficits is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating the Free Cash Flow. The Group will continue this reporting practice in future years. The Group continues to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.
(e) Segmental analysis
The Group’s operational management structure has four regions, each with its own leadership team. These four business regions, which are the Group’s primary reportable segments, are: Americas Beverages, Americas Confectionery, Europe Middle East and Africa (EMEA) and Asia Pacific.
Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies.
2. RESTRUCTURING
During 2006, the continuing Group incurred £133 million (2005: £71 million) of restructuring costs. £123 million (2005: £71 million) of this has been incurred as part of the four year Fuel for Growth restructuring programme. In addition, the continuing Group incurred £10 million (2005: nil) of costs relating to the integration of CSBG.
3. NON-TRADING ITEMS
During 2006, the Group recorded a net gain from non-trading items of £40 million (2005: £25 million). This comprised principally £17 million profit on disposal of Grandma’s Molasses and Slush Puppie (non-core brands in Americas Beverages), £25 million insurance receivable to rebuild the Pontefract factory destroyed by fire in 2005 and £17 million profit on the disposal of Minworth distribution centre, offset by a write down to the recoverable amount of non-core businesses in Canada and Italy of £19 million.
4. INVESTMENT REVENUE

	2006	2005
	unaudited	unaudited
	£m	£m

Interest on bank deposits	23	31
Post retirement employee benefits	25	11

Investment revenue	48	42

5. FINANCE COSTS

	2006	2005
	unaudited	unaudited
	£m	£m

Underlying finance costs	197	230
Fair value movements in treasury instruments	6	—

Reported finance costs	203	230

6. TAXATION

	2006	2005
	unaudited	re-presented
	£m	unaudited
		£m

UK	31	62
Overseas	252	180

Underlying taxation	283	242

Recognition of UK deferred tax asset	—	(104)
Tax on restructuring costs	(32)	(13)
Tax on amortisation of brand intangibles	(41)*	(2)
Tax on non-trading items	15	9
Tax on UK product recall	(9)	—
Tax on IAS 39 adjustment	(1)	3

Reported taxation	215	135

*	Includes £17 million deferred tax credit arising on the intra-group transfer of brands.
7. DIVIDENDS

	2006	2005
	unaudited	unaudited
	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the year ended 1 January 2006 of 9.00p (2004:8.70p) per share	187	178
Interim dividend for the year ended 31 December 2006 of 4.10p (2005:4.00p) per share	85	82

	272	260

At 31 December 2006 the 2006 final dividend of 9.90p per share had not been approved by the Board and as such was not included as a liability. The expected cash payment in respect of the final dividend for the Year ended 31 December 2006 is £206 million.
8. EARNINGS PER SHARE
a. Basic EPS — Continuing and Discontinued
The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS
	2006	2006	2005	2005
	unaudited	unaudited	unaudited	unaudited
	£m	pence	£m	pence

Reported – Continuing and Discontinued	1,169	56.4	765	37.3

Restructuring costs	133	6.4	86	4.2
Amortisation of brand intangibles	38	1.8	6	0.3
Non-trading items	(671)	(32.3)	(16)	(0.8)
UK Product recall	30	1.4	—	—
Nigeria adjustments	23	1.1	—	—
IAS 39 adjustment	9	0.5	(23)	(1.1)
Effect of tax on above items	(26) *	(1.2)	(18)	(0.9)
Release of disposal tax provisions	(51)	(2.5)	—	—
Recognition of UK deferred tax asset	—	—	(104)	(5.1)

Underlying — Continuing and Discontinued	654	31.6	696	33.9

*	Includes £17 million deferred tax credit arising on the intra-group transfer of brands.
An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

b. Diluted EPS – Continuing and Discontinued
Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. The diluted reported and underlying earnings are set out below:

	2006	2005
	unaudited	unaudited
	pence	pence

Diluted Reported – Continuing and Discontinued	55.9	36.9

Diluted Underlying – Continuing and Discontinued	31.3	33.5

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2006	2005
	unaudited	unaudited
	million	million

Average shares used in Basic EPS calculation	2,072	2,051
Dilutive share options outstanding	19	23

Shares used in Diluted EPS calculation	2,091	2,074

Share options whose exercise price is above the average share price for the relevant period are non dilutive and therefore excluded from the calculation of diluted EPS. Non-dilutive share options totalled 0.6 million in 2006 (2005: 0.6 million).
c. Basic EPS – Continuing
The reconciliation between Reported Continuing and Underlying Continuing EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings		EPS	Earnings	EPS
				2005	2005
	2006		2006	re-presented	re-presented
	unaudited		unaudited	unaudited	unaudited
	£m		pence	£m	pence

Reported – Continuing Operations	527		25.4	689	33.6

Restructuring costs	133		6.4	71	3.5
Amortisation of brand intangibles	38		1.8	6	0.3
Non-trading items	(40)		(1.9)	(25)	(1.2)
UK Product recall	30		1.4	—	—
Nigeria adjustments	23		1.1
IAS 39 adjustment	9		0.5	(22)	(1.1)
Effect of tax on above items	(68	)*	(3.2)	(4)	(0.2)
Recognition of UK deferred tax asset	—		—	(104)	(5.1)

Underlying – Continuing Operations	652		31.5	611	29.8

*	Includes £17 million deferred tax credit arising on the intra-group transfer of brands.
An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).
d. Diluted EPS – Continuing
Diluted Continuing EPS has been calculated based on the Reported Continuing and Underlying Continuing Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is set out in Note 8(b). The diluted reported and underlying earnings from continuing operations are set out below:

	2006	2005
	unaudited	re-presented
	pence	unaudited
		pence

Diluted Reported – Continuing Operations	25.2	33.2

Diluted Underlying – Continuing Operations	31.2	29.5

9. DISCONTINUED OPERATIONS
In the first half of 2006, the Group disposed of beverage businesses in Europe, Syria and South Africa as part of a strategic decision to exit beverages outside the Americas and Australia. These businesses are classified as discontinued operations and the prior periods re-presented on a consistent basis. The results of the discontinued operations, which have been included in the consolidated income statement, are as follows:

	2006	2005
	unaudited	unaudited
	£m	£m

Revenue	70	725
Trading costs	(67)	(604)
Restructuring costs	—	(15)

Profit from Operations	3	106
Share of result in associates	—	—

Profit before Financing and Taxation	3	106
Finance costs	(5)	(1)

(Loss)/Profit before Taxation	(2)	105
Taxation	4	(20)
Profit on disposal	631	(9)
Tax on profit on disposal	(42)	—
Release of disposal tax provisions	51	—

Profit for the period	642	76

10. ACQUISITIONS
On 2 May 2006 the Group acquired the 55% of Dr Pepper/Seven-Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG) which was not previously owned for £201 million before assumed net debt of £343 million. The total provisional goodwill recognised (including amounts previously recorded within associates) is £386 million. In addition, separately identifiable intangible assets of £404 million were recognised, principally relating to distribution franchise rights.
The Group also acquired All American Bottling Company for £32 million and Seven Up Bottling Company of San Francisco for £26 million and recognised £23 million of provisional goodwill and separately identifiable intangible assets of £29 million.
In 2005, the Group invested £17 million in a convertible loan note issued by Cadbury Nigeria. In 2006, the loan note was converted into equity. The Group acquired further shares in Cadbury Nigeria for £1 million, taking the Group ownership to 50.02%. Goodwill of £9 million was initially recognised as a consequence of both transactions. There were no separately identified intangible assets recognised in respect of these transactions. The total goodwill relating to Cadbury Nigeria, including the historical goodwill arising from previous increases in ownership, of £15 million has been impaired in the year due to the subsequent discovery of the overstatement of the financial position of Cadbury Nigeria.
11. SHARE CAPITAL
During the period ended 31 December 2006, 10.7 million ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the period ended 31 December 2006 was £2 million. There were no other changes in the issued ordinary share capital of the Company during the 12 months to 31 December 2006.

12. NET DEBT
The Group’s definition of net debt is shown below:

	2006	2005
	unaudited	unaudited
	£m	£m

Short term investments	126	47
Cash and cash equivalents	269	332
Short term borrowings and overdrafts	(1,439)	(1,194)
Obligations under finance leases	(22)	(20)
Borrowings – non current	(1,810)	(3,022)
Obligations under finance leases – non current	(33)	(43)

Net debt	(2,909)	(3,900)

Net cash and cash equivalents includes overdraft balances of £83 million (2005: £56 million).
13. RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES

	2006	2005
		re-presented
	unaudited	unaudited
	£m	£m

Profit from operations – Continuing Operations	909	995
Profit from operations – Discontinued Operations	3	106

	912	1,101

Adjustments for:
Depreciation and amortisation	270	213
Restructuring	50	(17)
Non-trading items	(40)	(25)
Post retirement benefits	(1)	7
Additional funding of past service pensions deficit	(67)	(31)
Other non-cash items	37	11

Operating cash flows before movements in working capital	1,161	1,259

(Increase) /decrease in inventories	(2)	10
Decrease/(increase) in receivables	50	(83)
(Decrease)/increase in payables	(64)	110
Net movement in working capital	(16)	37

Cash generated by operations	1,145	1,296
Interest paid	(214)	(230)
Interest received	28	31
Income taxes paid – excluding disposals	(256)	(206)
Income taxes paid – disposals	(83)	—

Net cash from operating activities	620	891

14. RECONCILIATION OF FREE CASH FLOW
Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust.

	2006	2005
	unaudited	unaudited
	£m	£m

Net cash from operating activities	620	891
Add back:
Additional funding of past service pensions deficit	67	31
Income taxes paid on disposals	83	—
Less:
Net capital expenditure	(300)	(261)
Net dividends paid	(270)	(257)

Free cash flow	200	404